July 18, 2011

Mr. Andrew Mew

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated July 1, 2011

Dear Mr. Mew:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated July 1, 2011. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Results of Operations, page 36

Adjusted Results of Operations, page 51

1.	Generally it is not appropriate to present full non-GAAP income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Please remove the non-GAAP income statements. Reference is made to the Division of Corporation Finance’s Compliance & Disclosure Interpretations (C&DIs), Non-GAAP Financial Measures, Section 102.10, found here http://www.sec.gov/divisions/corpfin/cfguidance.shtml#nongaap. Alternatively, you may present each measure separately in accordance with Regulation S-K Item 10(e).

The sole purpose of our disclosure under the caption “Adjusted Results of Operations” was to provide transparency to investors. Throughout Item 7, we discussed a variety of items that affected the comparability of our results starting with the year ended December 31, 2008 through the year ended December 31, 2010. These included charges related to goodwill, franchise asset and fixed asset impairments, lease exit accrual activity, hurricane and hail damage costs, non-cash interest rate swap charges, debt restructuring charges, debt extinguishment charges and valuation allowance and other tax related income and expense items. These items are summarized in a table on page 39. Prior to 2008, we did not experience the severity or the scope of the issues affecting us in 2008, 2009 and 2010. As a result, for internal purposes, we prepared financial statements and measured our performance on a GAAP basis and on a basis excluding the items on page 39. Without doing so, it would have been very difficult for us to determine if operations were improving or deteriorating. We felt this analysis and presentation would also be helpful to our investors.

Our interpretation of the discussion contained in Question 102.10 of the C&DIs was that the restriction of the presentation of a full non-GAAP income statement was not absolute. We believe our facts and circumstances fall outside the general rule described in Question 102.10 and, when combined with our disclosure surrounding our presentation, warrant our chosen presentation, which we believe is sufficient to ensure the reader understands the context of the disclosure. We exercised great care to ensure investors would not confuse GAAP income statements with the related non-GAAP information.

We separated the discussion of these non-GAAP items from the discussion of our GAAP results under its own heading to highlight the distinction in the context of the discussion and analysis. We also positioned this section at the end of the discussion of our Results of Operations to deemphasize this section when compared to others in Item 7 because this discussion related to non-GAAP disclosures. In order to highlight a change in context from the rest of the document, we were careful to explain in the first paragraph following the heading “Adjusted Results of Operations” that the table contained non-GAAP measures that we find useful in evaluating the performance of our business and that our reliance on these measures is limited. In this paragraph, we refer back to the section in Results of Operations where we discuss the individual adjustments that are summarized in the table (but purposely did not refer to the Adjusted Results of Operations section in the area where the adjustments were discussed). Other than under the heading, “Adjusted Results of Operations”, we did not discuss, refer to, or mention any of these non-GAAP measures. Our sole intent was to provide the reader of the document a transparent summary of these large income and expense items to avoid the reader having to accumulate and track these items on their own as they read through MD&A.

As noted in your comment above, we could have selected certain items adjusted for in the table presented and individually reconciled each non-GAAP measure to the relevant GAAP measure. However, we chose our method of presentation because we believe our presentation accompanied by our discussion of these items in MD&A accomplished the reconciliation of the non-GAAP measure to the GAAP measure in a manner that can be more easily understood and also provides the reader a clear means to see how the GAAP and non-GAAP measures relate to one another without giving greater prominence to the non-GAAP measures through multiple reconciliations throughout the document.

Notes to Consolidated Financial Statements, page F-7

12. Commitments and Contingencies, page F-33

Legal Matters, page F-35

2.	With regards to matter of Galura, et al. v. Sonic Automotive, Inc. we note the settlement, if finalized consistent with the agreement, would not have a material adverse affect on your results however in the matter of the private civil actions we note adverse resolutions could have a material adverse affect on results. As such, please respond to the following:

ASC 450 requires a company to disclose the amount or range of reasonably possible loss or range of loss in excess of the amount accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

If you conclude that you cannot estimate a range of reasonable possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We could not estimate a range of reasonably possible losses above what we have accrued on any of the specifically-disclosed private civil actions for the reporting period ended December 31, 2010. This is still the case for the reporting period ended June 30, 2011. We will disclose this fact in our Form 10-Q for the period ended June 30, 2011.

When attempting to develop a range of reasonably possible losses for purposes of our disclosure, we considered the scope of the litigation, the size of the potential class, the possibility of punitive or exemplary damages being awarded in addition to compensatory damages in the event of an adverse adjudication, and many other factors. In the context of the Misty Owens/Robert Price litigation matters, we analyzed the factors described above and concluded we could not determine an amount or range of reasonably possible loss in excess of the amount we have accrued. Due to these factors, including that they are multi-state class actions involving multiple Sonic Automotive subsidiaries, we concluded that it was appropriate to inform the reader that an adverse resolution could have a material adverse affect on our future results of operations, financial condition and cash flows.

Our process for evaluating legal matters involves consideration of the factors described above by several members of our management team, including discussions amongst these individuals in meetings held throughout each quarter as follows:

•

Our internal legal team regularly communicates with outside counsel regarding the status of significant legal matters. Monthly meetings involving our senior management team (in-house Counsel team, President, CFO, Executive VP of Operations, VP of Human Resources, VP of Finance, Director of Risk Management) occur where, in conjunction with our internal legal team, we discuss developments on material or potentially material legal matters. The group is updated on the status of the litigation, material developments since the last discussion, discussion with opposing counsel, litigation strategies and, if applicable, settlement status and strategies.

•

Quarterly meetings involving our Director of Litigation, in-house General Counsel, Senior Director of Financial Reporting and Manager of Financial Reporting. In those meetings we discuss developments, if any, of material legal matters. These discussions would first involve the merits of the case and the status of the case within the court system. We first identify those cases where a loss is reasonably possible. This identification process involves many considerations, including, but not limited to, the status of the case, discussions with opposing counsel, and the results of discovery procedures. In the event a range of loss can be determined, we would then determine if a loss was indeed probable. For those losses deemed probable, we would determine the point within the reasonably possible range where the loss was most likely to be settled or incurred. If no point within the range is more likely than any other, we record a liability at the low end of the range.

In the event a specific matter was not probable, but it is still reasonably possible that events or circumstances in the near term would change that assessment, we would attempt to estimate a range of the possible loss based on known information for purposes of disclosure as required by ASC 275-10-50-8.

Once this process is complete, we discuss these items individually with our Chief Financial Officer and our VP of Finance. Any disclosures related to these matters are reviewed by our Director of Litigation, in-house General Counsel, external counsel, CFO, VP of Finance, Senior Director of Financial Reporting and Manager of Financial Reporting.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Greg Young, the Company’s Vice President of Finance, with any questions at 704-566-2489.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper

David P. Cosper
Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss
Greg D. Young
Thomas H. O’Donnell, Jr.